QuickLinks -- Click here to rapidly navigate through this document

Exhibit 3

Auditors' Report
To the Shareholders of Geac Computer Corporation Limited

        We have audited the consolidated balance sheets of Geac Computer Corporation Limited as at April 30, 2004 and 2003 and the consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the two-year period ended April 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the two-year period ended April 30, 2004 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Ontario

June 28, 2004

Geac Computer Corporation Limited

Consolidated Balance Sheets

(in thousands of U.S. dollars)

	April 30,
	2004	2003
Assets
Current assets:
Cash and cash equivalents	$112,550	$89,819
Restricted cash	95	—
Accounts receivable and other receivables (note 3)	49,300	54,339
Unbilled receivables	6,537	6,901
Future income taxes (note 18)	15,247	16,238
Inventory (note 4)	624	787
Prepaid expenses	10,839	11,044

Total current assets	195,192	179,128
Restricted cash	1,781	2,395
Future income taxes (note 18)	21,741	23,008
Property, plant and equipment (note 5)	23,843	26,431
Intangible assets (note 6)	32,628	11,172
Goodwill (note 7)	128,366	89,386
Other assets	3,352	1,236

Total assets	$406,903	$332,756

Liabilities & Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities (note 9)	$79,664	$81,484
Income taxes payable	34,538	31,114
Current portion of long-term debt (note 11)	391	733
Deferred revenue (note 2)	117,927	119,937

Total current liabilities	232,520	233,268
Deferred revenue (note 2)	2,256	2,690
Pension liability (note 13)	23,994	1,059
Asset retirement obligation (note 2)	1,648	1,517
Accrued restructuring (note 17)	5,864	12,436
Long-term debt (note 11)	4,550	5,616

Total liabilities	270,832	256,586
Shareholders' Equity
Preference shares; no par value; unlimited shares authorized; none issued or outstanding	—	—
Common shares; no par value; unlimited shares authorized; issued and outstanding as at April 30, 2004—85,174,785 (2003—84,136,490)	124,019	120,976
Common stock options	44	163
Contributed surplus	2,368	—
Retained earnings/(deficit)	34,517	(22,649)
Cumulative foreign exchange translation adjustment	(24,877)	(22,320)

Total shareholders' equity	136,071	76,170

	$406,903	$332,756

Commitments and contingencies (notes 11, 14 and 20)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ C. KENT JESPERSEN C. Kent Jespersen Chairman	/s/ ROBERT L. SILLCOX Robert L. Sillcox Chair of the Audit Committee

Geac Computer Corporation Limited

Consolidated Statements of Earnings

(in thousands of U.S. dollars, except share and per share data)

	Year ended April 30,
	2004	2003
Revenues:
Software	$65,190	$49,380
Support and services	355,019	328,472
Hardware	25,063	30,625

Total revenues	445,272	408,477
Cost of revenues:
Costs of software	7,663	6,535
Costs of support and services	146,316	136,621
Costs of hardware	21,117	25,886

Total cost of revenues	175,096	169,042

Gross profit	270,176	239,435
Operating expenses:
Sales and marketing	74,051	58,730
Product development	58,805	51,905
General and administrative	62,774	58,420
Net restructuring and other unusual items (note 17)	(5,281)	3,603
Goodwill impairment (note 7)	—	11,509
Amortization of intangible assets	7,589	1,085

Total costs and expenses	197,938	185,252

Earnings from operations	72,238	54,183
Interest income	1,265	1,327
Interest expense	(1,289)	(482)
Other expense, net	(1,374)	(1,814)

Earnings from operations before income taxes	70,840	53,214
Income taxes (note 18)	13,674	21,343

Net earnings	$57,166	$31,871

Basic net earnings per common share	$0.68	$0.40

Diluted net earnings per common share	$0.66	$0.39

Weighted average number of common shares used in computing basic net earnings per share ('000s) (note 16)	84,645	80,152

Weighted average number of common shares used in computing diluted net earnings per share ('000s) (note 16)	86,233	81,695

The accompanying notes are an integral part of these consolidated financial statements.

Geac Computer Corporation Limited

Consolidated Statement of Shareholders' Equity

For the years ended April 30, 2004 and 2003

(in thousands of U.S. dollars, except share data)

	Share capital						Cumulative Foreign Exchange Translation Adjustment
	Common Shares ('000s)	Amount	Common Stock Options	Purchase Warrants	Contributed Surplus	Retained Earnings/ (deficit)		Total Shareholders' Equity
Balance—April 30, 2002 as reported	78,145	$110,987	$—	$1,139	$—	$(53,944)	$(24,055)	$34,127
Adoption of new accounting pronouncements (note 2)	—	—	—	—	—	(576)	—	(576)

Balance—April 30, 2002 as restated	78,145	110,987	—	1,139	—	(54,520)	(24,055)	33,551
Issuance of common stock for cash (note 15)	58	129	—	—	—	—	—	129
Exercise of purchase warrants (note 15)	5,000	9,860	—	(1,139)	—	—	—	8,721
Issuance of common stock in exchange for shares of acquired company (note 15)	933	—	—	—	—	—	—	—
Stock option value resulting from acquisition (note 15)	—	—	163	—	—	—	—	163
Net earnings	—	—	—	—	—	31,871	—	31,871
Foreign exchange translation adjustment	—	—	—	—	—	—	1,735	1,735

Balance—April 30, 2003	84,136	120,976	163	—	—	(22,649)	(22,320)	76,170
Issuance of common stock for cash (note 15)	1,039	2,907	—	—	—	—	—	2,907
Exercise of stock options granted in connection with acquisition of Extensity	—	119	(119)	—	—	—	—	—
Stock-based compensation (note 2)	—	—	—	—	2,385	—	—	2,385
Employee stock purchase plan (note 2)	—	17	—	—	(17)	—	—	—
Net earnings	—	—	—	—	—	57,166	—	57,166
Foreign exchange translation adjustment	—	—	—	—	—	—	(2,557)	(2,557)

Balance—April 30, 2004	85,175	$124,019	$44	$—	$2,368	$34,517	$(24,877)	$136,071

The accompanying notes are an integral part of these consolidated financial statements.

Geac Computer Corporation Limited

Consolidated Statements of Cash Flows

For the years ended April 30, 2004 and 2003

(amounts in thousands of U.S. dollars)

	Year ended April 30,
	2004	2003
Cash Flows from Operating activities
Net earnings for the year	$57,166	$31,871
Adjustments to reconcile net earnings to net cash provided by operating activities:
Amortization of intangible assets	7,589	1,085
Depreciation of property, plant and equipment	7,243	10,436
Amortization of deferred financing costs (note 10)	607	—
Goodwill impairment (note 7)	—	11,509
Stock-based compensation (note 2)	2,385	—
Future income tax expense (note 18)	6,044	16,433
Reversal of accrued liabilities and other provisions	(6,015)	(5,253)
Gain on sale of assets (note 21)	(243)	—
Other	(46)	(464)
Changes in operating assets and liabilities:
Accounts receivable and other and unbilled receivables	18,809	2,755
Inventory	262	806
Prepaid expenses	2,089	414
Accounts payable and accrued liabilities	(15,486)	(31,774)
Income taxes payable	1,347	2,320
Deferred revenue	(12,983)	(11,708)
Other	(2,150)	614

Net cash provided by operating activities	66,618	29,044

Cash Flows from Investing activities
Acquisitions less cash acquired (note 8)	(39,147)	(22,686)
Proceeds from sale of assets less cash divested (note 21)	339	—
Net additions to property, plant and equipment	(3,661)	(2,077)
Change in restricted cash	652	935

Net cash used in investing activities	(41,817)	(23,828)

Cash Flows from Financing activities
Deferred financing costs	(2,828)	—
Issue of common shares and special warrants	2,907	8,850
Repayment of long-term debt	(2,875)	(2,261)

Net cash (used in)/provided by financing activities	(2,796)	6,589

Effect of exchange rate changes on cash and cash equivalents	726	4,376

Cash and cash equivalents
Net increase in cash and cash equivalents	22,731	16,181
Cash and cash equivalents—Beginning of year	89,819	73,638

Cash and cash equivalents—End of year	$112,550	$89,819

Supplemental disclosures of cash flow information:
Interest paid (note 11)	$563	$457

Income taxes paid, net of recoveries (note 18)	$5,091	$5,626

The accompanying notes are an integral part of these consolidated financial statements.

Geac Computer Corporation Limited

Notes to the Consolidated Financial Statements

April 30, 2004 and 2003

(in thousands of U.S. dollars, except share and per share data unless otherwise noted)

1    NATURE OF OPERATIONS

        Geac Computer Corporation Limited ("Geac" or "the Company") is a global enterprise software company for business performance management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Geac's solutions include cross-industry enterprise application systems (EAS) for financial administration and human resources functions, expense management and time capture, budgeting, financial consolidation, management reporting and analysis and enterprise resource planning applications for manufacturing, distribution, and supply chain management. These cross-industry applications are marketed globally and span a number of product lines. Geac also provides industry specific applications (ISA) tailored to the real estate, restaurant, property management, local government, and construction marketplaces, and for libraries, and public safety agencies. Geac is also a reseller of computer hardware and software, and provides a broad range of professional services, including application hosting, consulting, implementation services, and training. Geac's most sinificant international operations are in the United States, the United Kingdom and France.

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

        These consolidated financial statements comprise the financial statements of Geac Computer Corporation Limited and its subsidiary companies, which are fully owned by Geac. All intercompany balances and transactions have been eliminated.

        The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles are also in conformity, in all material respects, with United States generally accepted accounting principles, except as described in note 23 to the consolidated financial statements.

Reporting currency

        The financial statements of the Company have historically been reported in Canadian dollars. Effective May 1, 2003 the Company adopted the U.S. dollar as its reporting currency since U.S. dollar denominated operations represent an increasingly significant portion of the Company's operations. Comparative financial information has been recast as if the U.S. dollar reporting currency had always been used, and financial statements have been reported in U.S. dollars for all periods presented.

Comparative figures

        Certain of the prior year's figures have been reclassified to conform to the current year's presentation.

Changes in accounting policies

        Effective May 1, 2003 the Company changed its policy with respect to the classification of reimbursements received for out-of-pocket expenses to classify these amounts as revenue. In previous years these reimbursements had been characterized as a reduction of expenses incurred. The change has been applied retroactively and comparative figures were restated. In addition, effective May 1, 2003, the Company has reclassified certain "bug-fixing" expenses that had been characterized as support costs in certain product lines as product development expenses across all product lines. The consolidated statement of earnings for the year ended April 30, 2003 has been restated to conform to the current year's presentation. The net effect of the change in policy and reclassification on results for the year ended April 30, 2003 was to increase support and services revenue by $3,130, to reduce support and services costs by $4,448, and to increase product development expenses by $7,578. There was no impact on net earnings for the year ended April 30, 2003.

        See also section entitled "Adoption of new accounting pronouncements."

Use of estimates

        The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including future income tax assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency translation

        Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are recorded in the cumulative foreign exchange translation adjustment in shareholders' equity.

        Other operations and transactions denominated in a non-U.S. dollar currency are translated into U.S. dollars using the temporal method. Non-monetary assets and liabilities are translated at approximate exchange rates prevailing when the Company acquired the assets or incurred the liabilities. All other assets and liabilities are translated at year-end exchange rates. Cost of revenues, amortization of intangible assets and depreciation of property, plant and equipment are translated at historical exchange rates. All other income and expense items are translated at the average rates of exchange prevailing during the year. Gains and losses that result from translation are included in net earnings.

Revenue recognition

        Revenue consists primarily of fees for software licenses of the Company's software products, maintenance fees, and professional service fees.

        When a license agreement includes one or more elements to be delivered at a future date and vendor specific objective evidence ("VSOE") of the fair value of all undelivered elements exists, the Company uses the residual method to recognize revenue. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established. VSOE for all elements of an arrangement is based upon the normal pricing and discounting practices for those elements when sold separately, and for maintenance services, is additionally measured by the renewal rate.

        Software license revenue is comprised of license fees charged for the use of the Company's products licensed under single or multiple year arrangements in which the fair value of the license fee is separately determinable from maintenance and/or professional services. For license arrangements that do not require significant modifications or customization of the software, the Company recognizes software license revenue when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable, and collection of the resulting receivable is probable. Software is considered to have been delivered when the Company has provided the customer with the access codes that allow for immediate possession of the software or when, based on the shipping terms, delivery of the software products to the customer has occurred. Contract terms do not provide customers, including resellers, with product rotation rights or rights of return. The Company's assessment of a customer's creditworthiness is a factor in the determination of whether or not collection is probable. The determination of creditworthiness requires the exercise of judgment, which affects the Company's revenue recognition. If a customer is deemed not to be creditworthy, all revenue under arrangements with that customer is recognized upon receipt of cash.

        Maintenance revenue is comprised of fees charged for post-contract customer support. Maintenance fee arrangements include ongoing customer support and rights to product updates "if and when available." Customer payments for maintenance are generally received in advance and are non-refundable. Maintenance revenue is deferred and recognized on a straight-line basis as support and services revenue over the life of the related agreement, which is typically one year.

        Revenues for professional services, including implementation services, are generally recognized as the services are performed. When license arrangements include professional services, the license fees are recognized upon delivery, provided that (1) the criteria described above for delivery have been met, (2) payment of the license fees is not dependent upon the performance of the services, (3) the services are not essential to the functionality of the software, and (4) VSOE exists on the undelivered services. When professional services are not considered essential, which has been the case in the majority of the Company's license arrangements, the Company recognizes time and materials service contracts as the services are performed. Fixed price professional services contracts are recognized on a proportional performance basis as determined by the relationship of contract costs incurred to date and the estimated total contract costs, which are regularly reviewed during the life of the contract, subject to the achievement of the agreed upon milestones. In the event that a milestone has not been achieved, the associated cost is deferred and revenue is not recognized until the milestone has been accepted by the customer.

        For arrangements that do not meet the criteria described above, both the license revenues and professional services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made. The Company estimates the percentage-of-completion on contracts utilizing costs incurred to date as a percentage of the total costs at project completion, subject to meeting agreed milestones. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the milestone has been accepted by the customer. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to earnings in the period in which the facts that give rise to the revision become known. To date, the Company has had no contracts accounted for using the percentage of completion method.

        The timing of revenue recognition may differ from contract payment schedules, resulting in revenues that have been earned but not yet billed. These amounts are included in unbilled receivables. Customer advances in excess of revenue earned and recognized are recorded as deferred revenue. Deferred revenue is comprised of deferrals for maintenance and professional services. Long-term deferred revenue, as at April 30, 2004 and 2003, represents amounts received for maintenance and support services to be provided beginning in periods on or after May 1, 2005 and 2004, respectively. The principal components of deferred revenue as at April 30, 2004 and 2003 were as follows:

	2004	2003
Maintenance	$111,593	$112,444
Professional services	8,590	10,183

Total deferred revenue	120,183	122,627
Less: Current portion	117,927	119,937

Deferred revenue—long-term	$2,256	$2,690

Research and development costs

        Research costs are charged to operations as incurred. Product development costs are deferred if the product or process and its market or usefulness are clearly defined, the product or process has reached technological feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process. Technological feasibility is attained when the software has completed system testing and has been determined viable for its intended use. The time between the attainment of technological feasibility and completion of software development has historically been relatively short with immaterial amounts of development costs incurred during this period. Accordingly, the Company has not capitalized material amounts of development costs, other than product development costs acquired through business combinations.

Cash and cash equivalents

        Cash and cash equivalents are composed of non-restricted cash and short-term, highly liquid investments with an original maturity of 90 days or less. Cash equivalents are stated at amounts that approximate fair value, based on quoted market prices.

Restricted cash

        Cash is considered to be restricted when it is subject to contingent rights of a third party customer, vendor, or government agency. As at April 30, 2004, $367 of the Company's restricted cash balance was related to bid proposal deposits, customer holdbacks, lease and other deposits. Additionally, $1,509 was related to cash collateralization of bank guarantees issued for leased office space, vendor, customer and government agency obligations. As at April 30, 2003, $2,355 in restricted cash was related to cash collateralization of letters of credit and bank guarantees issued for leased office space, customer and government agency obligations, and the remaining $40 was for other restricted deposits.

Allowances for doubtful accounts

        The Company maintains an allowance for doubtful accounts at an amount estimated to be sufficient to provide adequate protection against losses resulting from collecting less than full payment on its receivables. Individual overdue accounts are reviewed, and allowance adjustments are recorded when determined necessary to state accounts receivable at net realizable value. Additionally, the Company judges the overall adequacy of the allowance for doubtful accounts by considering multiple factors including the aging of receivables, historical bad debt experience, and the general economic environment. A considerable amount of judgment is required when the Company assesses the realization of receivables, including assessing the probability of collection and the current creditworthiness of each customer. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts may be required. Once all collection efforts are exhausted, the receivable is written-off against the balance in the allowance for doubtful accounts.

Inventory

        Work-in-progress and finished goods inventory are stated at the lower of cost on a first-in, first-out basis and net realizable value.

Property, plant and equipment

        Property, plant and equipment are recorded at cost less accumulated depreciation and are depreciated over the estimated useful lives of the related assets as follows:

•	Buildings	40 years straight-line
•	Computers, processing and office equipment and machinery	3 to 5 years straight-line
•	Automobiles	4 years straight-line
•	Leasehold improvements	straight-line over the lease term
•	Assets under capital leases	straight-line over the useful lives of the assets, as indicated above

        The Company reviews, on an ongoing basis, the carrying values of its property, plant and equipment. If it is determined that the carrying value of property, plant and equipment is not recoverable, a write-down to fair value is charged to earnings in the period that such a determination is made.

Asset retirement obligations

        The Company has obligations with respect to the retirement of leasehold improvements at maturity of facility leases and the restoration of facilities back to their original state at the end of the lease term. Accruals are made based on management's estimates of current market restoration costs, inflation rates and discount rates. At the inception of a lease, the present value of the expected cash payment is recognized as an asset retirement obligation with a corresponding amount recognized in property assets. The property asset amount is amortized, and the liability is accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and interest charges in the consolidated statement of earnings.

        Discount rates used are based on credit-adjusted risk-free interest rates on government bonds ranging from 2.0% to 7.5% depending on the lease term. Based on the Company's current lease commitments, obligations are required to be settled commencing in fiscal 2005 and ending in fiscal 2016. Revisions to these obligations may be required if restoration costs or discount rates change.

Goodwill and intangible assets

        Goodwill represents the excess of the cost of an acquired enterprise over the net identifiable amounts assigned to assets acquired and liabilities assumed. In accordance with Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets," goodwill and indefinite lived intangible assets are reviewed for impairment annually. Goodwill is required to be tested for impairment between the annual tests if an event occurs or circumstances change such that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying value.

        The Company completed its annual impairment test as of February 29, 2004, and concluded that there was no impairment of goodwill. All remaining and future acquired goodwill will be subject to impairment tests annually, or earlier if indicators of potential impairment exist, using the present value of estimated future cash flows. If it is determined that the carrying amount of goodwill exceeds the fair value of goodwill as a result of the impairment testing, a goodwill impairment loss will be recognized on the statement of earnings.

        The Company reviews the carrying value of amortizable intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.

        Intangible assets, which consist of acquired software, customer relationships and agreements, in-process research and development, and trademarks, are recorded at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the estimate useful lives of the related assets as follows:

•	Acquired software	1 to 5 years
•	Customer relationships and agreements	3 to 5 years
•	Trademarks and names	4 years
•	In-process research and development	3 to 5 years

Employee future benefit plans

        The cost of providing benefits through defined benefit pensions is actuarially determined and recognized in earnings using the projected benefit method prorated on service and management's best estimate of expected plan investment performance and retirement ages of employees. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in earnings over the expected average remaining service life of employees. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to earnings in the period in respect of which contributions become payable.

Income taxes

        Income taxes are accounted for under the liability method, whereby future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for income tax purposes. A valuation allowance is provided for the portion of future tax assets that is more likely than not to remain unrealized. Significant judgement is involved in determining the realizability of temporary differences and tax loss carry forwards. Future income tax assets and liabilities are measured using substantively enacted income tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets and liabilities are adjusted for the effects of changes in income tax laws and rates in the period in which the change occurs.

        Investment tax credits arising from research and development are deducted from the related costs and, accordingly, are included in the determination of earnings in the same year as the related costs.

Advertising costs

        Advertising costs are expensed as incurred. Advertising expenses incurred for the years ended April 30, 2004 and 2003 were $3,408 and $2,363, respectively.

Shipping and handling costs

        Shipping and handling costs are included in the cost of revenues.

Legal contingencies

        The Company is from time to time involved in various claims and legal proceedings. Periodically, it reviews the status of each significant matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, a liability is accrued for the estimated loss. Significant judgment is involved in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability relating to the pending claims and litigation and it may revise its estimates. Such revisions in estimates or potential liabilities could have a material impact on the results of the Company's earnings and financial position.

Adoption of new accounting pronouncements

a)
Stock-based compensation

        The Company adopted the revised recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and other Stock-Based Payments" ("Section 3870"), which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted and shares issued under its Employee Stock Purchase Plan ("ESPP") after May 1, 2003 and, accordingly, has recorded compensation expense in 2004. Prior to May 1, 2003, the Company accounted for its employee stock options and shares issued under ESPP using the settlement method and no compensation expense was recognized. For awards granted during the year ended April 30, 2003, the standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The pro forma effect of awards granted and shares issued prior to May 1, 2002 has not been included in the pro forma net earnings and earnings per share information.

        The estimated fair value of the options is amortized to earnings over the vesting period, on a straight-line basis and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Assumptions—Stock Options	2004	2003
Weighted average risk-free interest rate	4.20%	4.54%
Weighted average expected life (in years)	7.0	6.61
Weighted average volatility in the market price of common shares	71.71%	75.81%
Weighted average dividend yield	0.00%	0.00%
Weighted average grant date fair values of options issued	$3.16	$2.09
	2004		2003
	Exercise Price	Fair Value	Exercise Price	Fair Value
Weighted average fair value of in-the-money options (per option*)	nil	nil	$1.77	$1.45
Weighted average fair value of at-the-money options (per option*)	$4.64	$3.28	$3.13	$2.27
Weighted average fair value of out-of-the-money options (per option*)	$3.57	$2.52	$2.82	$1.97

*
In-the-money options are defined as the options with an exercise price less than the market price of the stock on the grant date of the options. At-the-money options are defined as the options with an exercise price the same as the market price of the stock on the grant date of the options. Out-of-the money options are defined as the options with an exercise price more than the market price of the stock on the grant date of the options.

Assumptions—ESPP	2004	2003
Weighted average risk-free interest rate	2.94%	2.68%
Weighted average expected life (in years)	0.25	0.25
Weighted average volatility in the market price of common shares	32.91%	65.50%
Weighted average dividend yield	0.00%	0.00%
Weighted average grant date fair values of awards or shares issued	$1.00	$0.80

        For the year ended April 30, 2004, the Company expensed $2,368 relating to the fair value of options granted and $17 relating to the fair value of shares issued under the ESPP in 2004. Contributed surplus was credited $2,385 for these awards and the balance will be reduced as the awards are exercised and the amount initially recorded for the awards in contributed surplus will be credited to share capital along with the proceeds received on exercise. Contributed surplus was reduced by $17 relating to shares issued under the ESPP during fiscal year 2004.

        The pro forma disclosure relating to options granted in fiscal 2003 is as follows:

	Year ended April 30,
	2004	2003
Net earnings—as reported	$57,166	$31,871
Pro forma stock-based compensation expense, net of tax	967	377

Net earnings—pro forma	$56,199	$31,494

Basic net earnings per share—as reported	$0.68	$0.40
Pro forma stock-based compensation expense per share	0.01	—

Basic net earnings per share—pro forma	$0.67	$0.40

Diluted net earnings per share—as reported	$0.66	$0.39
Pro forma stock-based compensation expense per share	0.01	—

Diluted net earnings per share—pro forma	$0.65	$0.39

        See note 15 for a description of the employee stock purchase and stock option plans.

b)
Asset retirement obligations

        In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" ("Section 3110"), which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease construction, development or normal operation. The Company has obligations with respect to the retirement of leasehold improvements at maturity of facility leases and the restoration of facilities back to their original state at the end of the lease term. This new section is effective for years beginning after January 1, 2004 and harmonizes Canadian requirements with existing U.S. GAAP. The Company early adopted the provisions of Section 3110 for its year ended April 30, 2004. Section 3110 requires that the effect of initially applying the Section be treated as a change in accounting policy. Accordingly, the financial statements of prior periods presented for comparative purposes have been restated retroactively. The adoption of Section 3110 resulted in a liability and a corresponding asset of $1,517 as at April 30, 2003. In addition, the Company had an adjustment to opening retained earnings in fiscal 2003 of $576, and recorded a charge in the statement of earnings of $174 and $160 for the years ended April 30, 2004 and 2003 respectively. As at April 30, 2004 the total undiscounted amount estimated to settle the asset retirement obligation was $2,386. No amounts were paid during the years ended April 30, 2004 and 2003.

Recently issued accounting pronouncements

        In December 2003, the Emerging Issues Committee released EIC-141, "Revenue Recognition" ("EIC-141") and EIC-142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142"). EIC-141 summarizes the principles set forth in SAB 101 that, in the Committee's view, are generally appropriate as interpretive guidance on the application of CICA Handbook Section 3400 "Revenue." EIC-141 is effective on a prospective basis for the Company's 2005 fiscal year. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, EIC-142 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EIC-142 is applicable for revenue arrangements with multiple deliverables entered into by the Company on or after May 1, 2004. The adoption of EIC-141 and EIC-142 is not expected to have a material impact on the Company's results of operations or financial position.

        In 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities" ("AcG-15"), to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of an entity (a "variable interest entity") in its consolidated financial statements, and aids in applying the principles in Handbook Section 1590 "Subsidiaries" to certain entities. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The adoption of AcG-15 is not expected to have a material impact on the Company's results of operations or financial position.

3      ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

        Accounts receivable and other receivables as at April 30, 2004 and 2003 consist of the following:

	2004	2003
Trade accounts receivable	$60,555	$60,282
Allowance for doubtful accounts	(11,509)	(6,214)
Other receivables (note 19)	254	271

	$49,300	$54,339

4      INVENTORY

        Inventory as at April 30, 2004 and 2003 consists of the following:

	2004	2003
Finished goods	$624	$774
Work-in-progress	—	13

	$624	$787

5      PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment as at April 30, 2004 and 2003 consists of the following:

	2004
	Cost	Accumulated Depreciation	Net
Land	$2,175	$—	$2,175
Buildings	10,195	2,813	7,382
Computers, processing and office equipment and machinery	79,958	73,832	6,126
Automobiles	702	607	95
Leasehold improvements	14,889	11,539	3,350
Asset retirement obligations	1,648	907	741
Assets under capital leases (i)	5,424	1,450	3,974

	$114,991	$91,148	$23,843

	2003
	Cost	Accumulated Depreciation	Net
Land	$2,045	$—	$2,045
Buildings	9,822	2,467	7,355
Computers, processing and office equipment and machinery	78,086	69,293	8,793
Automobiles	817	628	189
Leasehold improvements	12,445	9,436	3,009
Asset retirement obligations	1,517	735	782
Assets under capital leases (i)	6,210	1,952	4,258

	$110,942	$84,511	$26,431

i)
Assets under capital leases consist mainly of buildings.

6      INTANGIBLE ASSETS

        Intangible assets as at April 30, 2004 and 2003 consist of the following:

	2004
	Cost	Accumulated Amortization	Net
Acquired software(i)	$28,469	$5,574	$22,895
Customer relationships and agreements(i)	10,332	2,444	7,888
In-process research and development(i)	1,483	173	1,310
Trademarks and name(i)	773	238	535

	$41,057	$8,429	$32,628

	2003
	Cost	Accumulated Amortization	Net
Acquired software	$8,183	$414	$7,769
Customer relationships and agreements	3,051	376	2,675
Trademarks and name	768	40	728

	$12,002	$830	$11,172

i)
Additions of intangible assets in fiscal 2004 resulted primarily from the acquisition of Comshare, Incorporated. (See note 8).

7      GOODWILL

        Goodwill as at April 30, 2004 and 2003 was as follows:

	2004	2003
Goodwill	$128,366	$89,386

        For the year ended April 30, 2004 the Company completed its review for potential impairment and concluded that there was no impairment of goodwill. In connection with the Company's annual review of the carrying value of goodwill for the year ended April 30, 2003, a goodwill write-down of $11,509 was recorded in the fourth quarter of fiscal 2003 relating to the Interealty business. The impairment was based on revised future estimates of its likely performance and resulted in the write-off of the full amount of goodwill related to the Company's Interealty business.

        All remaining and future acquired goodwill will be subject to impairment tests annually, or earlier if indicators of potential impairment exist, using a future cash flow based approach.

        The changes in the carrying amount of goodwill are as follows:

Balance as at April 30, 2002	$80,920
Goodwill from EBC acquisition (note 8)	1,555
Goodwill from Extensity acquisition (note 8)	16,558
Goodwill impairment	(11,509)
Goodwill adjustment related to pre-acquisition liabilities (note 17)	(701)
Foreign exchange impact	2,563

Balance as at April 30, 2003	89,386
Goodwill from Comshare acquisition (note 8)	37,931
Goodwill adjustment related to acquisition reserves	(149)
Goodwill adjustment related to future tax assets (note 8)	(962)
Foreign exchange impact	2,160

Balance as at April 30, 2004	$128,366

8      BUSINESS COMBINATIONS

        On August 6, 2003 the Company acquired Comshare, Incorporated (Comshare), a provider of corporate performance management software, based in Michigan, by way of a cash tender offer for all outstanding shares of Comshare at a price of $4.60 per share. The acquisition was accounted for by the purchase method with the results of operations of the business included in the consolidated financial statements from the date of acquisition.

        The total purchase price was approximately $55,772, consisting of $53,807 of cash and $1,965 of acquisition costs. The purchase price was allocated to the fair value of assets acquired and liabilities assumed as follows:

Cash	$16,625
Other current assets	10,411
Office and computer equipment	909
Future income tax assets	6,323
Acquired intangible assets (including $20,253 of acquired software, $1,483 of in-process research and development, and $6,755 of customer agreements)	28,491
Goodwill	37,931
Current liabilities	(11,512)
Future income tax liabilities	(4,481)
Other liabilities (primarily pension obligation)	(28,925)

Total purchase price	$55,772

        In fiscal 2003, the Company acquired the shares of Extensity, Inc. and certain assets of EBC Informatique. The acquisitions were accounted for by the purchase method with the results of operations of each business included in the consolidated financial statements from the respective dates of acquisition. The total net cash purchase price of the businesses acquired by the Company was $22,686, related to the businesses as described below.

        Effective August 5, 2002, the Company acquired certain assets of EBC Informatique, a French hardware and software solutions provider. These assets included customer contracts, intellectual property rights, trademarks, and property, plant and equipment. The cash purchase price was $2,362. The purchase price was allocated to the fair value of assets acquired and liabilities assumed as follows:

Property, plant and equipment	$31
Acquired intangible assets (including $1,854 of customer agreements, $415 of acquired software, and $59 of trademarks)	2,328
Goodwill	1,555
Current liabilities	(201)
Future income tax liabilities	(551)
Other liabilities	(800)

Total purchase price	$2,362

        On March 6, 2003, the Company acquired 100% of the common shares of Extensity, Inc., a provider of solutions to automate employee-based financial systems, headquartered in California. The purchase price was $50,327, consisting of $43,423 of cash, 932,736 of common shares with a value of $2,619 less issuance costs of $2,619, $163 of fair value of the assumed outstanding stock options of Extensity, Inc., and $4,122 of transaction costs.

        The purchase price was allocated to the fair value of assets acquired and liabilities assumed as follows:

Cash	$29,840
Other current assets	3,978
Property, plant and equipment	1,281
Future income tax assets*	5,161
Acquired intangible assets (including $7,700 of acquired software, $900 of customer agreements, and $700 of trademarks)	9,300
Goodwill*	16,558
Current liabilities	(12,712)
Other liabilities	(3,079)

Total purchase price	$50,327

*
Due to new guidance issued by the relevant tax authority, management has assessed that the valuation allowance related to the Extensity, Inc. acquisition completed in fiscal 2003 should be reduced by $962, as the more likely than not criteria is now met. The goodwill for Extensity Inc. was also adjusted accordingly in fiscal 2004 for this same amount as well as for $149 related to premises. (See note 7).

9      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities as at April 30, 2004 and 2003 consist of the following:

	2004	2003
Accounts payable	$9,504	$11,125
Payroll and benefits	30,839	27,103
Accrued restructuring charges	7,552	10,849
Accrued professional fees and legal costs	8,875	10,079
Commodity and property taxes	7,319	5,853
Hardware and third party software	3,241	3,779
Insurance	1,027	1,609
Other accrued liabilities	11,307	11,087

	$79,664	$81,484

10    CREDIT FACILITY

        On September 9, 2003 the Company and certain of its subsidiaries entered into a Loan, Guaranty and Security Agreement (the "Loan Agreement") with Wells Fargo Foothill, Inc., pursuant to which the Company and certain of its subsidiaries obtained a three-year revolving credit facility (the "Facility") with a $50,000 revolving line of credit, including a $5,000 letter of credit sub-facility. The interest rate payable on advances under the Facility is, at the Company's option, the prime rate plus 0.50% or LIBOR plus 3.00%. The facility is collateralized by substantially all of the assets of the Company and certain of its United States and Canadian subsidiaries and guaranteed by certain of its United States, Canadian, United Kingdom and Hungarian subsidiaries. The Facility is available for the working capital needs and other general corporate purposes of the Company and its subsidiaries that are parties to the Loan Agreement. As of April 30, 2004, $1,815 of the letter of credit sub-facility has been utilized, and the remaining $48,185 revolving line of credit is available and has not been drawn on.

        The financing costs of $2,828 incurred to close the transaction were recorded as other assets in the second quarter of fiscal 2004 and are being amortized to interest expense on a straight-line basis over the term of the Facility. Amortization expense related to these financing costs was $607 in fiscal 2004.

11    LONG-TERM DEBT

        Long-term debt as at April 30, 2004 and 2003 consists of the following:

	2004	2003
Collateralized loans
Euro loans bearing interest ranging from 4.10% to 6.50% for fiscal 2003, collateralized by certain assets of the borrowing subsidiary	$—	$11
Sterling loans, bearing interest at 2.00% above bank base rate for fiscal 2003, collateralized by real properties	—	2,505
Uncollateralized loans
Euro loans bearing interest at 4.6% per annum (2003—ranging from 4.10% to 4.60%), repayable in fiscal 2005	27	361
Capital lease obligations
Bearing interest at 8.00% per annum (2003—ranging between 4.75% and 8.00%), uncollaterized	4,914	3,422
Mandatorily redeemable preference shares
U.S. dollar preference shares issued by subsidiary, bearing a fixed dividend of 12% per annum	—	50

Total long-term debt	4,941	6,349
Less: Current portion	391	733

Long-term debt	$4,550	$5,616

        The interest expense on long-term debt and interest paid are as follows:

	Year ended April 30,
	2004	2003
Interest expense on long-term debt	$206	$270
Interest expense on capital lease obligations	$334	$259
Cash interest paid on long-term and short-term obligations	$563	$457

        The capital repayments required on the Company's total long-term obligations at April 30, 2004 are as follows:

Year ending April 30,
2005	$391
2006	393
2007	425
2008	459
2009	496
2010 and subsequent	2,777

$4,941

12    FINANCIAL INSTRUMENTS

        Financial instruments included in the consolidated balance sheets consist of cash and cash equivalents, restricted cash, accounts receivable and other receivables, unbilled receivables, accounts payable and accrued liabilities, asset retirement obligations, pension liabilities and long-term debt.

a. Fair values of financial assets and liabilities

        The fair values of cash equivalents, accounts receivable and other receivables, unbilled receivables, and accounts payable and accrued liabilities approximate their carrying values because of the short-term maturity of those instruments. At April 30, 2004, there is no significant difference between the carrying value and the fair value of asset retirement obligations, pension liabilities, and long-term debt. The Company is not a party to any significant derivative instruments.

b. Credit risk

        The Company is subject to credit risk for billed and unbilled receivables and cash and cash equivalents. The Company places its temporary excess cash in high-quality, short-term financial instruments issued or guaranteed by major financial institutions in the countries in which it operates or in similar low-risk instruments. To date, the Company has not experienced significant losses on these investments.

        Trade receivables are with customers in many diverse industries and are subject to normal industry credit risks. The Company sells a significant portion of its software to customers in North America, Europe and Asia-Pacific. Accordingly, adverse economic trends affecting these geographic locations may increase the Company's credit risk in its trade accounts receivable. The Company has adopted credit policies and standards intended to accommodate industry growth and inherent risk. In addition, ongoing credit evaluations of our customers' financial condition are performed. The Company does not obtain collateral for its trade receivables.

c. Interest rate risk

        The Company is subject to interest rate risk on its floating rate long-term debt and on its senior secured credit facility. The senior secured credit facility will bear interest at a variable rate based on margin over the prime rate or LIBOR, as the case may be. The annual increase or decrease in interest expense for each one percentage change in interest rates on the floating rate debt and the senior secured credit facility at April 30, 2004 are $nil (2003—$25) and $18 (2003—$nil) respectively.

d. Foreign exchange risk

        The Company is subject to foreign exchange risk because some of its business is transacted in currencies other than U.S. dollars.

        Accordingly, some of its financial instruments are denominated in foreign currencies. The amount of the net risk fluctuates in the normal course of business, as transactions in various jurisdictions are concluded.

13    EMPLOYEE FUTURE BENEFITS

        Prior to the acquisition of Comshare, a subsidiary of Comshare in the United Kingdom maintained a defined contribution plan for substantially all Comshare employees in the United Kingdom. In connection with the acquisition of Comshare, the Company assumed the defined contribution plan. Since inception of the plan through June 30, 2002, the plan provided a minimum annual company contribution of 2.5% of the employee's compensation and matching contribution up to an additional 2.5% of compensation, based on employee contributions. Effective July 1, 2002 the Company contribution formula was amended to eliminate the minimum company contribution and cap the maximum company contribution at 3% of compensation. There have been no contributions to the plan since the date of acquisition.

        The United Kingdom Comshare subsidiary also has a defined benefit plan, which covered substantially all of its employees hired prior to January 1, 1994, based on years of service and final average salary. This plan was frozen on April 1, 1997, with no further benefits accruing under the plan.

        The Company used a measurement date of April 30 for the majority of its plans.

Defined contribution pension plans

        The Company sponsors a number of defined contribution plans in Europe, of which the most significant are in France and Italy. Benefits under defined contribution pension plans are generally based on pay and years of service.

        The combined status of the Company's defined contribution pension plans was as follows as at April 30, 2004 and 2003:

	2004	2003
Defined contribution retirement obligation	$1,682	$1,059

        Defined contribution expense was approximately $764 and $111 for the years ended April 30, 2004 and April 30, 2003, respectively.

Defined benefit pension plan

        The Company's intention is to fund its defined benefit pension plan in amounts at least sufficient to meet the minimum requirements of the applicable local laws and regulations. The assets of the plan are invested in equity and bond funds consistent with the requirements of local law. Depending on the design of the plan, and local custom and market circumstances, the minimum liabilities of a plan may exceed qualified plan assets.

        As of April 30, 2004, the plan was funded to the minimum legal funding requirement.

        The weighted-average of significant assumptions adopted in measuring the Company's obligations and costs are as follows:

April 30, 2004
Projected benefit obligation
Discount rate	5.75%
Rate of compensation increase	n/a
Net periodic benefit cost
Discount rate	5.75%
Expected rate of return on plan assets	6.75%
Rate of compensation increase	n/a

        Information about the Company's defined benefit pension plan is as follows for the year ended April 30, 2004:

April 30, 2004
Change in benefit obligation
Accrued benefit obligation, beginning of year	$—
Benefit obligation assumed upon the acquisition of Comshare	38,339
Interest cost on accrued benefit obligations	1,846
Actuarial gains	(2,646)
Benefits payments	(522)
Currency translation adjustment	3,817

Accrued benefit obligation, end of year	$40,834

Change in plan assets
Fair value of plan assets, beginning of year	$—
Pension assets acquired upon the acquisition of Comshare	18,817
Actual return on plan assets	1,608
Employer contribution	—
Benefits payments	(522)
Currency translation adjustment	1,936

Fair value of plan assets, end of year	$21,839

Unfunded amount	$18,995
Unamortized actuarial gain	3,317

Net amount recognized in the consolidated balance sheets	$22,312

Year ended April 30, 2004
Components of net periodic benefit cost
Current interest costs	$1,846
Current service costs	—
Less: Expected return on plan assets	(1,103)

Net period benefit cost	$743

        The Company made no contributions to its defined benefit pension plan for the year ending April 30, 2004. The Company expects to contribute $782 to its pension plan in 2005.

Future benefit payments

        Anticipated future retirement payments are as follows:

Year ending April 30,
2005	$598
2006	$603
2007	$610
2008	$616
2009	$623
2010 and subsequent	$635

Plan assets

        The asset allocation for the Company's pension plan at the end of fiscal 2004, and the target allocation of fiscal 2005, by asset category, is as follows:

	Target Allocation 2005	Percentage of Plan Assets at April 30, 2004
Equity securities	55-65%	61.7%
Debt securities	35-45%	38.3%

        The weighted average of the long-term rate of returns that are expected on the actual assets held as of April 30, 2004 is 6.75% per annum. Asset return assumptions are derived following consideration of the Company's current investment mix and from an analysis of long-term historical data relevant to the country where the plan is in effect and the investments applicable to the plan.

14    COMMITMENTS AND CONTINGENCIES

        The Company has operating leases on rental equipment for varying terms up to a maximum of 5 years, leases on vehicles for varying terms up to a maximum of 4 years, and has entered into leases for the rental of premises for varying terms up to a maximum of 21 years. Aggregate lease payments in each of the next five years and thereafter are as follows:

Year ending April 30,
2005	$17,400
2006	11,233
2007	5,142
2008	2,737
2009	1,586
2010 and subsequent	5,011

Total obligations under operating leases	$43,109

        The total expense incurred on operating leases for the year ended April 30, 2004 was $16,151 (2003—$15,836).

        The Company has capital leases on various assets (notes 5 and 11) for terms ranging up to a maximum of 7 years. Aggregate lease payments on assets held under capital leases in each of the next five years are as follows:

Year ending April 30,
2005	$603
2006	603
2007	603
2008	603
2009	603
2010 and subsequent	2,870

5,885
Less: Imputed interest on capital lease obligations	971

Total obligations under capital leases	$4,914

        As at April 30, 2004, letters of credit and bank guarantees are outstanding for approximately $3,324 (2003—$2,736) of which $1,509 (2003—$2,355) are cash collateralised and included in restricted cash.

        See note 20 for legal contingencies.

15    SHARE CAPITAL

        The Company is authorized to issue an unlimited number of common shares, with no par value, and an unlimited number of preference shares, with no par value, issuable in series.

        In March 2003, the Company acquired Extensity, Inc. Under the terms of the merger agreement, Extensity shareholders were able to elect to receive, for each share of Extensity common stock, 0.627 of a Geac common share or US$1.75 in cash. In connection with this transaction, the Company issued 932,736 shares at a value of Cdn$4.13 per share, which is determined based on an average market price of Geac during 3 days prior to the closing of the acquisition. The issued share capital of Cdn$3,852 was offset by the issuance costs incurred in the transaction. In accordance with the terms of the merger agreement, the Company assumed all of the Extensity outstanding options on the closing date of March 6, 2003. The fair value of $163 of the assumed options was recognized as part of the share capital of the Company for the year ended April 30, 2003.

        In May 2001, the Company entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc. under which the underwriters agreed to buy 10 million units via special warrants. Each unit consisted of one common share plus one half of a common share purchase warrant, and the units were issued at Cdn$2.00 per unit, for aggregate proceeds of Cdn$20,000. The net proceeds after underwriters' fees and other issue expenses were Cdn$17,885. On August 1, 2001, the 10 million special warrants were exercised, which resulted in the issuance of 10 million common shares and 5 million common share purchase warrants and an increase in share capital in the amount of Cdn$16,135. The purchase warrants were recorded at their fair value of Cdn$1,750. Each full common share purchase warrant entitled the purchaser to acquire a common share of the Company for Cdn$2.75 at any time up to 18 months from the close of the offering on June 29, 2001. During the second and third quarters of fiscal 2003, all 5 million purchase warrants were exercised. As a result of this exercise, share capital increased by $8,721 and the fair value of purchase warrants of $1,139 was reclassified and recognized as part of the issued share capital.

Employee stock purchase plan

        The Company's employee stock purchase plan (the "Old ESPP") became effective in August 2001. Under the Old ESPP, membership was limited to employees resident in Canada and after entering continuous full-time employment with the Company or a subsidiary of the Company. The maximum number of common shares issuable under the Old ESPP was 600,000. During fiscal 2004, 26,973 (2003—39,646) shares were issued to employees under this plan at a weighted average price of Cdn$4.48 (2003—Cdn$3.57) per share. The Company's share capital account was credited for $88 (2003—$92) for cash received from employees for purchases of stock under the Old ESPP.

        The Company's 2003 Employee Stock Purchase Plan (the "New ESPP") was approved by the Company's shareholders in September 2003. Under the New ESPP, employees of the Company resident in Canada and the United States are entitled to participate with additional countries to be added over time. The maximum number of common shares issuable under the New ESPP is 2,000,000 shares. As at April 30, 2004, no shares were issued to employees under this new plan.

Stock option plan

        Options have been granted to employees, directors, and executive officers to purchase common shares at or above the prevailing market price at the time of the grant under the Company's various employee stock option plans. Options under these plans typically vest over three to four years and expire ten years from the date granted. Currently, the Company is only granting options under the Geac's Stock Option Plan VI ("Plan VI"). The maximum number of shares reserved for Plan VI is 9,554,016. As at April 30, 2004, the total number still available to be issued under the Plan VI was 441,106 (2003—1,977,097) options.

        In connection with the Comshare acquisition in fiscal 2004, 1,535,250 options were granted on September 9, 2003, to employees of Comshare, Inc., under Plan VI, which vest over four years and expire in ten years after the date of grant.

        In connection with the Extensity acquisition in fiscal 2003, 175,768 options were issued under Plan VI to replace outstanding options of Extensity, Inc. and 958,320 additional options were granted under Plan VI on March 25, 2003, to employees of Extensity, Inc., which vest over three years and expire in ten years after the date of grant.

        An analysis of the stock options outstanding under the employee stock option plans and other arrangements is as follows:

	2004		2003
	Number of Options	Weighted Average Exercise Price $CDN	Number of Options	Weighted Average Exercise Price $CDN
	('000s of options)		('000s of options)
Outstanding—Beginning of year	7,214	$7.10	6,492	$9.64
Options granted	5,004	$6.11	2,404	$4.39
Options exercised	(1,011)	$3.73	(20)	$2.89
Options expired	(1,361)	$4.67	(974)	$14.48
Options forfeited	(591)	$11.57	(688)	$11.27

Outstanding—End of year	9,255	$7.10	7,214	$7.10

Weighted average exercise price of options exercisable—End of year		$9.70		$9.83

        For the years ended April 30, 2004 and 2003, the Company's share for capital account was credited with $2,819 and $37 respectively, for cash received from employees upon the exercise of stock options.

	Options Outstanding			Options Exercisable
Range of Exercise Prices $CDN	Number Outstanding as at April 30, 2004	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $CDN	Number Outstanding as at April 30, 2004	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $CDN
$ 0.38 - 3.52	227,102	6.8	$2.87	158,458	6.6	$2.90
$ 4.24 - 5.01	2,731,837	8.7	$4.65	584,450	8.4	$4.52
$ 6.11 - 9.32	5,913,250	8.5	$6.89	1,852,875	6.5	$8.11
$10.15 - 29.25	225,000	3.3	$23.82	225,000	3.3	$23.82
$32.92 - 41.25	158,000	2.7	$34.22	158,000	2.7	$34.22

$ 0.38 - 41.25	9,255,189	8.3	$7.01	2,978,783	6.5	$9.70

Amended and restated shareholder protection rights plan

        The Company and a predecessor to Computershare Trust Company of Canada, as rights agent, entered into an agreement dated March 15, 2000 to implement a shareholder protection rights plan (the "Original Plan"). The Company's Board of Directors adopted, and the Company's shareholders on September 10, 2003 approved, the amended and restated shareholder protection rights plan (the "Amended Plan") thereby reconfirming and amending the Original Plan. The Amended Plan is identical to the Original Plan in all material respects.

        One right (a "Right") was issued on March 15, 2000, the date of implementation of the Original Plan, for each common share that was outstanding on that date or issued subsequently. Under the Amended Plan, the Rights are reconfirmed and the Company reconfirms its authorization to continue the issuance of one new Right for each common share issued. Generally, each Right, except for Rights owned by an acquiring person (as defined in the Amended Plan) will, if certain events occur, constitute the right to purchase from the Company, on payment of the exercise price, that number of common shares of the Company having an aggregate market price equal to twice the exercise price, subject to adjustment in certain circumstances. Prior to the separation time (as defined in the Amended Plan), the exercise price for a Right is equal to three times the market price from time to time. After the separation time, the exercise price is three times the market price at the separation time. The Rights become exercisable after the separation time, which generally occurs ten days after a person acquires beneficial ownership of or announces an intention to acquire 20% or more of the voting securities of the Company, unless the Board of Directors determines that it should be a later date. Until the separation time, the Rights trade together with the existing common shares. The Board of Directors may, in certain circumstances, redeem outstanding Rights at a redemption price of $0.001 per Right.

Directors' deferred share unit plan

        In March 2004, the Board authorized a Director's deferred share unit plan. Under the plan, the Human Resources and Compensation Committee of the Board, or its designee, may grant deferred share units to members of the Company's Board of Directors relating to compensation for the services rendered to the Company as a member of the Board. Units issued under the plan may be subject to vesting conditions or certain share ownership requirements. Ten thousand units were issued under this plan as at April 30, 2004 to each non-executive Director of the Company, with one-third of the units vesting on the date of issuance, one-third vesting on April 30, 2005 and one-third vesting on April 30, 2006.

16    WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

        The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted net earnings per share calculations:

	2004	2003
	('000s)	('000s)
Basic weighted average number of shares outstanding	84,645	80,152
Stock options and warrants	1,588	1,543

Diluted weighted average number of shares outstanding	86,233	81,695

17    NET RESTRUCTURING AND OTHER UNUSUAL ITEMS

        For the years ended April 30, 2004 and 2003, net restructuring and other unusual items (recovery)/expense was comprised of the following:

	2004	2003
Unusual items	$(2,851)	$1,973
Restructuring (reversals)/charges	(2,430)	1,630

Net restructuring and other unusual items	$(5,281)	$3,603

        Details related to each of these components are discussed below.

Unusual items

        The unusual items credit balance of $2,851 is comprised of the reversal of previously accrued liabilities of approximately $1,916 which, based on changing circumstances, were determined to no longer be required, and a $2,170 liability balance relating to customer commitments from previous acquisitions which was reversed as a result of the fulfillment of the commitments. Also, a pre-tax gain of $243 on the sale of the assets of the NTC Northern Ontario business was recorded in the third quarter of fiscal 2004. These balances were reduced by a charge for $825 resulting from new information obtained on a capital lease obligation which required the Company to increase its outstanding liability balance, and by an increase of $653 in a pension obligation held by the Company resulting from an actuarial valuation.

        For the year ended April 30, 2003, $1,973 in charges for unusual items included $3,473 for legal claims. This amount was partially offset by a credit of $1,500 for the elimination of customer commitments from a fiscal 2000 acquisition based on revised estimates of the acquired obligations. (For the year ended April 30, 2004, $3,587 in charges related to legal claims were also incurred. These amounts were classified in general and administrative expenses in the consolidated statement of earnings. See note 20.)

Restructuring expense

        For the year ended April 30, 2004, the net restructuring credit balance of $2,430 was comprised of a release of $987 related to severance accruals as a result of plan amendments and employee attrition prior to their planned termination and $1,930 related to previously accrued lease termination costs that are no longer required. This was reduced by a severance charge of $487 related to employee terminations in North America to align the Company's workforce with existing and anticipated future market requirements. Approximately 34 employees were terminated in the first half of fiscal year 2004, primarily from the support and services, development and sales and marketing areas.

        In fiscal 2003, the Company recorded a net charge of $1,630 related to accrued restructuring charges. The Company incurred a charge of approximately $1,959 for severance relating to the restructuring of the Company's business, primarily in North America, and recorded a charge for increases in premises rationalization accruals of $2,418 for changes in estimated recoveries and settlements related to actions in the fiscal 2002 restructuring. This was reduced by a reversal of $1,040 in severance accruals as a result of plan amendments and employee attrition prior to their planned termination and a reduction in premises rationalization of $1,707 related to plan amendments.

Restructuring accrual

        Activity related to the Company's restructuring plans, business recorded rationalization, and prior to fiscal 2002, was as follows:

	Premises Restructuring	Workforce Reductions	Total
April 30, 2002 provision balance	$14,296	$10,480	$24,776
Fiscal year 2003 provision additions	8,438	5,722	14,160
Fiscal year 2003 costs charged against provisions	(3,398)	(9,555)	(12,953)
Fiscal year 2003 provision release	(1,678)	(1,022)	(2,700)

April 30, 2003 provision balance	17,658	5,625	23,283
Fiscal year 2004 provision additions	3,101	5,990	9,091
Fiscal year 2004 costs charged against provisions	(4,860)	(8,661)	(13,521)
Fiscal year 2004 provision release	(3,699)	(1,738)	(5,437)

April 30, 2004 provision balance	$12,200	$1,216	13,416

Less: Current portion			7,552

Long-term portion of restructuring accrual			$5,864

        For the year ended April 30, 2004, the Company recorded a restructuring liability of approximately $4,922 related to the acquisition of Comshare. An amount of $3,125 was accrued related to workforce reductions for 72 employees of Comshare in the general and administrative, support and services, and sales and marketing areas. As at April 30, 2004, restructuring of the Comshare workforce was substantially complete. The remaining balance of $1,867 related to lease termination costs. Of this balance, $190 has been paid through April 30, 2004 and the remaining balance will be recognized through to the end of the contractual lease obligation of the premise.

        During the year ended April 30, 2004, the Company also accrued $2,865 in severance and $1,234 in lease termination costs related to the rationalization of the North American and EMEA businesses. As at April 30, 2004, a balance of approximately $1,082 is remaining for severance, of which the remainder will be paid in the first half of 2005 and will include employees from the support and services, development and sales and marketing areas. The remaining balance for accrued premises restructuring was $6,289 as at April 30, 2004. The Company anticipates that the remainder of the balance will be utilized through fiscal 2009.

        As at April 30, 2004, the remaining $4,359 balance related to the acquisition of Extensity is for reserves on premises, which are expected to be utilized through the second quarter of fiscal 2007.

        During the year ended April 30, 2004, several smaller restructuring accruals relating to severance amounts and lease termination costs were released through the general and administrative expense line to adjust the accruals to match the current estimates of the amounts required.

18    INCOME TAXES

        The provision for income taxes reflects an effective income tax rate that differs from the combined basic Canadian federal and provincial income tax rate for the reasons in the table below.

	Year ended April 30,
	2004	2003
Combined basic Canadian federal and provincial income tax rate	36.5%	38.0%
Provision for income taxes based on above rate	$25,857	$20,282
Increase (decrease) resulting from:
Non-deductible amortization arising from acquisitions	—	412
Write-down of goodwill	—	4,373
Foreign tax rate differences	(2,647)	(1,124)
Change in valuation allowance	(9,030)	(3,696)
Other	(506)	1,096

Provision for income taxes per consolidated statements of earnings	$13,674	$21,343

        Total amount of income taxes paid in excess of recoveries is $5,091 (2003—$5,626).

Income tax expense

	Year ended April 30,
	2004	2003
Current income tax expense	$7,630	$4,910
Change in temporary differences	1,191	4,195
Realization of non-capital loss carry-forwards	13,883	15,934
Change in valuation allowance	(9,030)	(3,696)

Future income tax expense	6,044	16,433

Total income tax expense	$13,674	$21,343

        The following table shows the income tax effects of temporary differences and tax losses that gave rise to future income tax assets as at April 30, 2004 and 2003.

	2004	2003
Provisions and other	$14,773	$15,309
Deferred revenue	1,893	2,349
Valuation allowance	(1,419)	(1,420)

Future income taxes—current	15,247	16,238

Property, plant and equipment	25,404	21,833
Non-capital loss carry-forwards	48,792	47,104
Capital loss carry-forwards	2,869	2,586
Intangible assets	(12,075)	(4,422)
Valuation allowance	(43,249)	(44,093)

Future income taxes—non-current	21,741	23,008

Total future income taxes	$36,988	$39,246

        Substantially all of the Company's activities are carried out through operating subsidiaries in a number of countries. The income tax effect of operations depends on the income tax legislation in each country and operating results of each subsidiary and the parent Company.

        The Company has non-capital losses of approximately $160,842 (2003—$133,909), which are available for carry-forward against taxable income in future years and which expire as shown in the table below. Certain non-capital losses may be subject to restrictions on their availability.

        The Company has capital losses of approximately $139,037 (2003—$131,329), which are available for carry-forward against taxable capital gains in future years and which expire as shown in the table below.

	Capital Losses	Non-Capital Losses
2005	$—	$2,610
2006	—	3,055
2007	—	2,291
2008	577	1,206
2009 - 2023	—	66,434
Losses without expiry date	138,460	85,246

	$139,037	$160,842

        In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. Management evaluates a variety of factors, including the Company's earnings history, the number of years the Company's non-capital losses can be carried forward, and projected future taxable income. As indicated in the table above, management has provided a valuation allowance for a portion of the non-capital loss carry-forwards in certain jurisdictions where it is unlikely that the entities will generate sufficient taxable income in the carry-forward years to utilize the losses and for all of the capital losses. For the balance of future tax assets, although realization is not assured, management believes it is more likely than not that the future tax assets will be realized.

19    RELATED PARTY TRANSACTIONS

        Accounts receivable and other receivables as at April 30, 2004 included $254 (2003—$254) for a loan due from a former officer of the Company in connection with a compensatory arrangement relating to his employment with the Company. The Company holds as collateral 250,625 common shares of the Company, a portion of which were purchased by the former officer with the proceeds of the loan. The 250,625 common shares had a market value of approximately $1.5 million as at April 30, 2004. The loan came due in October 2003 and the Company anticipates that the amount will be settled in fiscal 2005.

        The Company also acquired legal services from a law firm of which the Company's Senior Vice President, Mergers and Acquisition and Corporate Secretary is a partner, in the amount of $1,420 in fiscal 2004 (2003—$1,345). The expenses for these services have been included in general and administrative expenses in the consolidated statements of earnings. As at April 30, 2004 a balance of $118 was owing to the law firm and has been included in accounts payable and accrued liabilities in the consolidated balance sheet.

20    LITIGATION

        Activity related to the Company's legal accruals was as follows for the years ended April 30, 2004 and 2003:

April 30, 2002 provision balance	$6,255
Fiscal year 2003 provision additions	3,413
Fiscal year 2003 costs charged against provisions	(5,701)
Fiscal year 2003 provision release	(123)

April 30, 2003 provision balance	3,844
Fiscal year 2004 provision additions	3,587
Fiscal year 2004 costs charged against provisions	(3,125)
Fiscal year 2004 provision release	(109)

April 30, 2004 provision balance	$4,197

        In May 2001, Cels Enterprises, Inc. ("Cels") filed a complaint in the United States District Court for the Central District of California against Geac, Geac Enterprise Solutions (GES) and JBA International, Inc. (JBA). GES is JBA's successor in interest as a result of Geac's acquisition of JBA Holdings plc in 1999. The complaint alleged that JBA software supplied to Cels was experimental and did not work. The software product in question, which was part of JBA's product offering prior to the acquisition, is no longer sold by Geac. Cels claimed damages of $28,300. In August 2003, following a jury trial and verdict, the Court entered judgment against GES for approximately $4,134 in damages and prejudgment interest. GES will satisfy the judgment in two separate payments in June and August 2004 totalling, with post-judgment interest, approximately $4,180. Cels' appeal of the Court's denial of its motion seeking approximately $1,000 in attorneys' fees is still pending. At April 30, 2003 Geac had accrued $2,000 in respect of the Cels claim. Geac increased the amount of this reserve to $4,187 as at April 30, 2004.

        Extensity, a subsidiary acquired by Geac in March 2003, is subject to a class action suit, which alleges that Extensity, certain of its former officers and directors, and the underwriters of its initial public offering in January 2000 violated U.S. securities laws by not adequately disclosing the compensation paid to such underwriters. The class action suit has been consolidated with a number of similar class action suits brought against other issuers and underwriters involved in initial public offerings. The plaintiffs seek an unspecified amount of damages. The plaintiffs and issuer parties have entered into a settlement agreement to settle all claims, which will be funded by the issuers' insurers. The settlement is still subject to approval by the Court.

        In addition, Geac is subject to various other legal proceedings and claims in the ordinary course of business, arising out of disputes over contracts, alleged torts, intellectual property, real estate and employee relations, among other things. In the opinion of management, resolution of these matters is not reasonably expected to have a material adverse effect on Geac's financial position, results of operations or cash flows. However, a materially adverse outcome with respect to such matters may affect our future financial position, results of operations or cash flows.

21    SALE OF NTC NORTHERN ONTARIO ASSETS

        The total sales proceeds in fiscal 2004 were $339 relating to the sale of the assets of the NTC Northern Ontario business on January 31, 2004. The transaction resulted in a gain of $243, which was recorded as an unusual item on the consolidated statements of earnings (note 17).

22    SEGMENTED INFORMATION

        The Company reports segmented information according to CICA Handbook Section 1701, "Segment Disclosures." The Company operates the following business segments, which have been segregated based on product offerings, reflecting the way that management organizes the segments within the business for making operating decisions and assessing performance.

        Enterprise Applications Systems (EAS) offer software solutions, which include cross-industry enterprise business applications for financial administration and human resource functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management.

        Industry-Specific Applications (ISA) products include applications for the real estate, construction, banking, local government, hospitality and publishing marketplaces, as well as a range of applications for libraries and public safety administration.

        Accounting policies for the operating segments are the same as those described in note 2. There are no significant inter-segment revenues. Segment assets consist of working capital items, excluding cash and cash equivalents. Cash and cash equivalents are considered to be corporate assets. Property, plant and equipment are typically shared by operating segments and those assets are managed by geographic region, rather than through the operating segments.

        During the year, the Company determined that given the nature of the products offered in its local government product line the inclusion of the local government business in the EAS segment was no longer appropriate. As a result, the local government business has been reclassified from EAS to ISA. For comparison purposes, the Company has reclassified revenue, segment contribution margin and segment assets relating to this business in its comparatives. The impact on revenue, contribution and segment assets for fiscal 2003 was approximately $10,354, $3,176 and $2,071, respectively.

	Year ended April 30, 2004
	EAS	ISA	Total
Revenues:
Software	$54,826	$10,364	$65,190
Support and services	274,859	80,160	355,019
Hardware	21,574	3,489	25,063

Total revenues	$351,259	$94,013	$445,272

Segment contribution	$77,618	$11,117	$88,735
Segment assets	$57,057	$9,674	$66,731
	Year ended April 30, 2003
	EAS	ISA	Total
Revenues:
Software	$37,363	$12,017	$49,380
Support and services	242,473	85,999	328,472
Hardware	25,320	5,305	30,625

Total revenues	$305,156	$103,321	$408,477

Segment contribution	$74,615	$5,102	$79,717
Segment assets	$58,164	$12,865	$71,029

Reconciliation of segment contribution to earnings from operations before income taxes

	Year ended April 30,
	2004	2003
Segment contribution	$88,735	$79,717
Corporate expenses	(14,144)	(8,325)
Amortization of intangible assets	(7,589)	(1,085)
Interest income (expense), net	(24)	845
Foreign exchange	(1,419)	(2,826)
Net restructuring and other unusual items	5,281	(3,603)
Goodwill impairment	—	(11,509)

Earnings from operations before income taxes	$70,840	$53,214

Reconciliation of segment assets to total Company assets

	April 30,
	2004	2003
Segment assets	$66,731	$71,029
Goodwill	128,366	89,386
Intangible assets	32,628	11,172
Other assets	3,352	1,236
Property, plant and equipment	23,843	26,431
Future income taxes	36,988	39,246
Cash and cash equivalents	112,550	89,819
Restricted cash	1,876	2,395
Other unallocated assets	569	2,042

Total assets	$406,903	$332,756

Geographical information

	April 30, 2004		April 30, 2003
	Revenue	Property, Plant and Equipment Intangible Assets Goodwill and Other Assets	Revenue	Property, Plant and Equipment Intangible Assets Goodwill and Other Assets
Canada	$12,956	$8,681	$12,812	$7,506
U.S.A.	213,070	135,218	199,961	97,448
United Kingdom	84,579	27,035	68,757	5,467
France	54,042	7,357	55,167	8,014
Australia	21,265	2,838	17,932	1,823
All other	59,360	7,060	53,848	7,967

Total	$445,272	$188,189	$408,477	$128,225

        Revenues in the above tables are based on the location of the sales organization, which reflects the location of the customers to which sales are made. Revenues are derived from the licensing of software, the resale of hardware and the provision of related support and consulting services.

23    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP; however the accounting policies, as reflected in these consolidated financial statements, do not materially differ from U.S. GAAP except as follows:

	Year ended April 30,
	2004	2003
Net earnings under Canadian GAAP	$57,166	$31,871
Adjustments (net of related tax effects):
Stock-based compensation (a)	(204)	(273)
Goodwill impairment (b)	—	2,900
Asset retirement obligation (c)	—	160
Write off of intellectual property capitalized under Canadian GAAP in connection with the Comshare acquisition net of tax of $70 (d)	(1,378)	—

Net earnings under U.S. GAAP before cumulative catch-up adjustments	55,584	34,658
Cumulative adjustment for change in accounting policy for asset retirement obligation (e)	(736)	—

Net earnings under U.S. GAAP	54,848	34,658
Other comprehensive income (loss):
Foreign currency translation adjustment	(2,731)	1,123

Comprehensive income under U.S. GAAP	$52,117	$35,781

Net earnings per share under U.S. GAAP:
Basic net earnings per common share	$0.65	$0.43

Diluted net earnings per common share	$0.64	$0.42

Weighted average number of common shares used in computing basic net earnings per share ('000s)	84,645	80,152

Weighted average number of common shares used in computing diluted net earnings per share ('000s)	86,233	81,695

a)    Stock-based compensation

Accounting for stock options

        As more fully described in note 2, the Company has prospectively adopted the new Canadian GAAP recommendations, which require that a fair value method of accounting be applied to all stock-based compensation awards to both employees and non-employees granted on or after May 1, 2003. The Canadian GAAP recommendations are substantially harmonized with the existing U.S. GAAP rules, which have also been adopted by the Company prospectively for all awards granted on or after May 1, 2003. Therefore, there is no GAAP difference for stock-based compensation and awards granted in fiscal year 2004.

        In fiscal year 2003, the Company did not expense any compensation cost under Canadian GAAP. For U.S. GAAP, the Company elected to measure compensation cost based on the difference, if any, on the date of the grant, between the market value of the shares and the exercise price (referred to as the "intrinsic value method") over the vesting period. As a result, the Company has recorded stock compensation charges under U.S. GAAP for fiscal years 2003 and 2004, and will have additional charges in 2005, 2006 and 2007 for stock-based compensation and awards granted in fiscal year 2003.

        Prior to fiscal year 2003, the Company expensed stock-based compensation under U.S. GAAP as a result of the issuance of stock options with an exercise price below market value.

Pro forma disclosures

        For awards granted prior to May 1, 2003, U.S. GAAP requires the disclosure of pro forma net earnings and earnings per share information for all outstanding awards as if the Company had accounted for employee stock options under the fair value method.

        The following table presents net earnings and earnings per share information following U.S. GAAP for purposes of pro forma disclosures:

	Year ended April 30,
	2004	2003
Net earnings under U.S. GAAP—as reported above	$54,848	$34,658
Pro forma stock-based compensation expense, net of tax	3,730	5,001

Net earnings—pro forma	$51,118	$29,657

Basic net earnings per share under U.S. GAAP—as reported above	$0.65	$0.43
Pro forma stock-based compensation expense per share	0.05	0.06

Basic net earnings per share—pro forma	$0.60	$0.37

Diluted net earnings per share under U.S. GAAP—as reported above	$0.64	$0.42
Pro forma stock-based compensation expense per share	0.05	0.06

Diluted net earnings per share—pro forma	$0.59	$0.36

Fair values

        The fair values of awards granted were estimated using the Black-Scholes option-pricing model (see note 2). The Black-Scholes model was developed to estimate the fair value of traded options and awards, which have no vesting restrictions, and are fully transferable. The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility and expected time until exercise. Because the Company's employee stock options from those and stock of traded options and awards, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, existing models, including the Black-Scholes model, do not necessarily provide a reliable single measure of the fair value of its employee stock options and stock awards.

b)    Goodwill

        In connection with the Company's annual review of the carrying value of goodwill for the year ended April 30, 2003, a goodwill write-down of $11,509 was recorded under Canadian GAAP in the fourth quarter of fiscal 2003 relating to the Interealty business. Under U.S. GAAP, the carrying value of goodwill was $2,900 lower than the carrying value of goodwill under Canadian GAAP due to the varying tax treatments on the intangible assets, which affected the amount of goodwill. While the new Canadian GAAP section for Income Taxes is substantially harmonized with U.S. GAAP, it was applied prospectively and goodwill was not adjusted, resulting in differing carrying values of goodwill under

Canadian and U.S. GAAP. Under U.S. GAAP, the carrying value of goodwill on the consolidated balance sheet would be $111,235 (2003—$73,013).

c)    Asset retirement obligations

        Under U.S. GAAP, the Company adopted a new accounting standard dealing with accounting for asset retirement obligations during the year ended April 30, 2004. This new accounting standard addresses the financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and associated retirement costs and is relatively consistent with Canadian requirements, which the Company adopted under Canadian GAAP (see note 2). The main difference between the two standards is the method of adoption. U.S. GAAP requires that the adoption be treated as a cumulative effect of an accounting change in fiscal 2004, whereas Canadian GAAP allows the financial statements of prior periods to be restated retroactively. The adoption of the standard for U.S. GAAP resulted in the cumulative effect of an accounting change of $736 being charged against earnings for fiscal 2004 and the reversal of a charge under Canadian GAAP of $160 charged against earnings for fiscal 2003.

d)    Intangible assets

        In connection with the acquisition of Comshare, in-process research and development was acquired and capitalized under Canadian GAAP. Under U.S. GAAP, such in-process research and development must be charged to expense at the acquisition date.

e)    Related party transactions

        Accounts receivable and other receivables as at April 30, 2004 included $254 for a loan due from a former officer of the Company in connection with a compensatory arrangement relating to his employment with the Company. The proceeds from the loan were used by the former officer to purchase 250,625 common shares of the Company, which are currently held as collateral. Under Canadian GAAP, the loan is classified as an other receivable. However, under U.S. GAAP, the loan is classified as a reduction of shareholders' equity. As a result, in accordance with U.S. GAAP, current and total assets and shareholders' equity would be reduced by $254.

U.S. GAAP Recent accounting pronouncements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which addresses consolidation by business enterprises of variable interest entities ("VIEs") either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations on proposed modifications to FIN 46 and re-issued FIN 46 ("Revised Interpretation") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. The Revised Interpretation for all VIEs was effective for the Company's fourth quarter of ements of fiscal 2004. For VIEs created after January 31, 2003, the requirements of FIN 46 are effective immediately, and for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, the provisions of FIN 46 are effective for the first fiscal year or interim period beginning after June 15, 2003. The Company has not entered into any arrangements with VIEs and has determined that it did not create any material VIEs, including Special Purpose Entities ("SPEs") that have an impact on its financial position, results of operations and cash flows.

        In December 2003, the FASB issued revised Statement of Financial Accounting Standards No. 132 (revised 2003) ("SFAS No. 132(R)"), "Employer's Disclosure about Pensions and Other Post-Retiremention Benefits." SFAS 132(R) revised employers' disclosure about pension plans and other post-retirement benefit plans. SFAS 132(R) requires additional disclosures in annual financial statements about the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows, and components of net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans. The annual disclosure requirements are effective for fiscal years ending after December 15, 2003. The Company has adopted the disclosure requirements in its Consolidated Financial Statements as disclosed in note 13.

QuickLinks

Geac Computer Corporation Limited Consolidated Balance Sheets (in thousands of U.S. dollars)
Geac Computer Corporation Limited Consolidated Statements of Earnings (in thousands of U.S. dollars, except share and per share data)
Geac Computer Corporation Limited Consolidated Statement of Shareholders' Equity For the years ended April 30, 2004 and 2003 (in thousands of U.S. dollars, except share data)
Geac Computer Corporation Limited Consolidated Statements of Cash Flows For the years ended April 30, 2004 and 2003 (amounts in thousands of U.S. dollars)
Geac Computer Corporation Limited Notes to the Consolidated Financial Statements April 30, 2004 and 2003 (in thousands of U.S. dollars, except share and per share data unless otherwise noted)